FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE

Update regarding the Annual General Meeting of Shareholders of NBG

National Bank of Greece announces that today, 27 June 2013, the Bank’s Annual General Meeting of Shareholders was held in the Melas Building, Athens. The Meeting was attended by Shareholders representing 10.93% of the share capital, i.e. less than 1/5 of the Bank’s paid-up share capital.

Accordingly, the quorum required for the Meeting to deliberate on any item on the Agenda as per the Bank’s Articles of Association, Company Law 2190/1920 and Law 3723/2008 was not forthcoming.

Consequently, deliberation and decision-making on items of the Agenda will take place at the Repeat General Meeting, which, as already announced in the published Invitation, is scheduled to take place at 12:00 on Friday, 12 July 2013, at the same venue.

A new Invitation for the Repeat General Meeting will not be published, since, pursuant to article 29.4 of Company Law 2190/1920, as amended by article 7 of Law 3884/2010, in force, the venue and time of the Repeat General Meeting have already been set in the initial Invitation, as duly published.

Athens, 27 June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 28th June, 2013
/s/Alexandros Tourkolias

(Registrant)

Alexandros Tourkolias
Chief Executive Officer